SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on June 29, 2004, announcing that Israeli ISP `Internet Zahav` selected ECtel fraud prevention solution.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  June 30, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued June 29, 2004

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Exhibit 1

FOR IMMEDIATE RELEASE

ISRAELI ISP `INTERNET ZAHAV` SELECTS ECTEL
FRAUD PREVENTION SOLUTION

Real-Time Probe-Based System To Protect Profitability of
VoIP and PSTN Services

Petah Tikva, Israel - June 29, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has been awarded a contract by Internet Gold (NASDAQ: IGLD), a leading Israeli Internet Service Provider (ISP), for the provision of ECtel`s real-time FraudView(TM) Fraud Detection and Prevention solution. The probe-based system will be deployed by ECtel on a turnkey basis in the ISP`s new PSTN and VoIP networks to assist in protecting its soon-to-be-launched international telephony services from revenue leakage from fraud and service abuse.

"ECtel`s superb fraud management and prevention solution is strategic to our goal of providing first-quality international telephony services at competitive rates," said Arik Alster, VP Technologies and IT of Internet Gold. "FraudView(TM) is the strongest product suite on the market for identifying and rooting out fraud in real-time, even in difficult-to-protect VoIP networks. By integrating it into our new PSTN and VoIP telephony networks, we will be able to take proactive steps against the full range of fraudulent activities, minimizing the revenue leakage that decreases the profitability of so many operators."

"We are delighted that Internet Gold, a leading operator in a region known for its advanced technologies, is turning to our solution as a strategic component of its telephony business model," said Mr. Eitan Naor, President and CEO of ECtel. "This award highlights the core strengths that ECtel has developed through a decade of providing fraud prevention and service abuse solutions: our robust, cross-platform hardware probes, our flexible, cutting-edge analytical and management applications, and, most important, our deeply experienced customization and deployment teams. We are proud to be part of Internet Gold`s bold new service telephony initiative and look forward to a long and fruitful cooperation."

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About Internet Gold

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	Ectel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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